Investor presentation 11 August, 2026 | 1

Disclaimer 2 This presentation (this “Presentation") has been prepared by Cadeler A/S (the “Company") exclusively for information purposes and may not be reproduced or redistributed, in whole or in part, by any other person. Forward-looking statements This Presentation contains certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Exchange Act of 1934, each as amended. All statements other than statements of historical fact included in this Presentation are forward-looking statements, including those regarding future guidance, such as those related to anticipated revenue and EBITDA, as well as to any anticipated future compound annual growth rate (CAGR), margin development and capital expenditures. Forward looking statements involve risks, uncertainties and assumptions, and actual results may differ materially from any future results expressed or implied by such forward-looking statements. Words such as "anticipate," "believe ," "continue," "could,“ "estimate," "expect," "intend," "may," "might,“ “forecast”, “on track,” "plan," “possible,” “potential,” “predict,” "project," "should," "would," "shall," “target,” "will" and similar expressions are intended to assist in identifying forward looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. All forward-looking statements included in this Presentation speak only as of the date of this Presentation and the Company undertakes no obligation to revise or update any forward-looking statement for any reason, except as required by law. Risks and uncertainties include, but are not limited to, those detailed in the Company’s most recent annual report on Form 20-F and in its other filings with the U.S. Securities and Exchange Commission. You should consider these risks and uncertainties when evaluating the Company and its prospects. None of the Company or any of its parent or subsidiary undertakings or any of such persons’ directors, officers or employees provides any assurance that the assumptions reflected in the forward-looking statements included in this Presentation are free from error nor does any of them accept any responsibility for the future accuracy of the opinions expressed in this Presentation or the actual occurrence of the forecasted developments. Non-IFRS performance measures This Presentation includes certain Non-IFRS performance measures, including EBITDA, contribution margin, rental contribution margin, EBITDA margin and maintenance and growth capex. Such Non-IFRS performance measures are presented herein as the Company believes that such measures provide investors with additional useful information and a means of understanding how the Company’s management evaluates the Company’s operating performance. Such performance measures should not, however, be considered in isolation from, as substitutes for, or as superior to financial measures prepared in accordance with IFRS. Moreover, other companies may define Non-IFRS measures differently, which limits the usefulness of these measures for the purpose of any comparison with such other companies. Industry and market data Information contained in this Presentation concerning the Company’s industry and the market in which it operates, including general expectations about its industry, market position, market opportunity and market size, is based on data from various sources including internal data and estimates as well as third party sources such as independent industry publications, government publications, and reports by market research firms or other published independent sources. You are cautioned not to give undue weight to such information. You are further advised that any third-party information referred to in this Presentation has not been prepared specifically for inclusion in this Presentation and while the Company believes such information to be generally reliable, it has not undertaken any independent investigation to confirm the accuracy or completeness of such information or to verify that more recent information is not available.

Agenda Transaction overview Introduction to Menck 3

Transaction overview Cadeler significantly expands its capabilities in offshore wind foundation T&I with the acquisition of Menck • Cadeler has entered into a definitive agreement to acquire 100% of Menck, a leading global provider of specialist equipment and services for offshore foundation installation • Menck offers a diverse portfolio of hydraulic hammers for foundation installation while being a fully integrated end-to-end partner – designing, building, renting, and selling equipment for pile foundation installations, complemented by drilling, lifting and grouting services • The acquisition strengthens Cadeler’s offshore wind installation capabilities and furthers the company’s ambition to be the preferred installation partner for the offshore wind industry • The acquisition represents a step-change in Cadeler's offshore foundation transportation and installation offering, enabling a more complete and integrated approach to project execution • The transaction is expected to be accretive to Cadeler’s EBITDA multiples on a fully delivered hydraulic hammer-on-order basis and reflects the quality of the business and its long-term growth potential, with >20% revenue CAGR and EBITDA margins increasing to 50-55% in the medium term, driven by an expanded fleet of large hydraulic hammers and increased share of rental income Transaction overview 4 • The transaction is based on an agreed enterprise valuation equivalent to EUR 501 million, with signing and closing completed simultaneously following receipt of regulatory approvals • The transaction will be initially funded through an EUR 380 million acquisition facility provided by DNB Bank ASA and Rabobank, together with available liquidity. The acquisition facility is expected to be refinanced with long-term financing and cash flow from operations Overview of sources and uses (1) Based on GBPEUR exchange rate of 1.1687 (2) Including cash flow from operations Sources EURm1 Acquisition financing 380 Available liquidity2 121 Transaction value 501 Uses EURm1 Purchase price 498 Net debt 3 Transaction value 501

Transaction rationale 5(1) Large hydraulic hammers include those with an impact force equal to or above 3,500 kJ Source: Company information, Menck Number of foundations installed +3,200 +42% +100% +800% +500% Strengthening Cadeler's customer offering and execution capabilities across the foundation value chain • Broadened solutions offering enabling Cadeler to deliver a complete and integrated approach to project execution • Improving execution certainty by reducing reliance on third-party equipment • Differentiating in tenders as a single, trusted end-to-end partner Improving access to mission-critical equipment and strengthening execution resilience • Each foundation installation vessel requires a dedicated hydraulic hammer • Enhancing execution certainty for larger and more complex offshore wind projects • Enabling more efficient deployment of high-value equipment across projects Compelling earnings profile and significant synergy potential • Capturing a larger share of project economics across vessels and equipment • Improving utilisation and project execution through greater equipment control • Unlocking commercial and operational synergies across engineering, procurement and project delivery Strong strategic and industrial fit • Combining Menck's specialist technology and decades of experience with Cadeler’s industry-leading fleet and relationships • Positioning the group to capitalise on the growing demand for larger and more complex offshore wind projects

Agenda Transaction overview Introduction to Menck 6

Menck investment highlights

German technology leader in offshore wind foundations equipment

- Diverse portfolio of hydraulic double-impact hammers together with complementary capabilities in noise mitigation, drilling, grouting and specialist lifting & handling equipment

Technology leadership through continuous innovation

- Relentless focus on innovation has established the industry's most advanced piling equipment, tools and related services

Highly cash-generative business model centred on rental

- Strong cash conversion supported by attractive EBITDA margin & limited maintenance capex

Accretive growth ahead

- Delivery of four new hydraulic hammers currently on order supported by growth from noise mitigation positions Menck for accretive earnings growth

Robust market position and reputation

- Built on a history of more than 150 years of engineering expertise, experienced employees, trusted customer relationships

150+ years
of engineering expertise

Global presence
EMEA, APAC and Americas

2,500+ installed
wind turbine foundations

6000W
Menck's largest hammer

Revenue (EURm)[1]



+16% CAGR
2026 revenue reflects normalisation following elevated equipment sales in 2025
86
114
141
133
2023
2024
2025
2026E

EBITDA (EURm)[1]



+20% CAGR
25
34
37
44
2023
2024
2025
2026E

CADELER

(1) Based on annual average GBPEUR exchange rates
Source: Company information, Menck

7

Strengthening foundation T&I capabilities

Specialist technology, tools and related services for the installation of fixed-bottom offshore foundations

Menck's key capabilities	
Scale and engineering complexity	▪ Up to **40,000 specially engineered components** ▪ Largest hydraulic hammers **>700 tons delivering >4,000kJs per blow**
Proven track record	▪ Menck has **decades of reference projects giving access to 50 million data points on pile driving** across Europe, US and Asia ▪ Track record, relationships and global reach **support reliable project execution**
Global rental fleets and service infrastructure	▪ Developers demand **immediate access to spare parts and backup units** ▪ Replicating Menck's **global fleet and service network requires significant investments** ▪ Established fleet and service footprint support **high utilisation**
Continuous innovation	▪ **Continuous innovation required** to keep up with larger turbines and monopiles ▪ Digital tech and monitoring driven by **Menck's piling expertise**
Deep customer relationships	▪ **Long-term relationships** with foundation vessel operators and leading T&I providers ▪ **Trusted partner** for safe and efficient execution



Huisman CADELER

CADELER Source: Company information, Menck 8

Broadening Cadeler's foundation installation offering

Menck offers a diverse portfolio of hydraulic hammers complemented by drilling, lifting and grouting services

Hydraulic hammers 84%

- Hydraulic hammers for monopile, jacket and floating foundation installation
- Targeting 9m monopiles, positioning Menck as the only operator at this size
- Most powerful hydraulic hammers currently deliver up to 4,400kJ of energy with larger hammers being developed





MHU4400S with 8m adaptation

Lifting and handling 1%

- Custom tools support lifting, positioning and installation of piles and subsea structures
  - Improving efficiency, safety and cycle times


Menck

Noise mitigation 0% ➡ (8%)[1]

- Integrated solutions reduce underwater sound energy by approximately 70%
- Proprietary technology supports compliance with tightening environmental requirements
- Currently offers its MNRU, while Bubble Curtain (far field noise mitigation) service offering will generate revenue from 2026 onwards



MNRU



Hammer with MNRU during lifting

Grouting 9%

- Recurring, high-value support across foundation installation
- High-capacity grouting systems provide structural stability across soil conditions
- Reliable offshore mixing and pumping equipment supports efficient execution

Drilling 6%

- Extending installation capability into challenging soil conditions
- Hydraulic drilling solutions enable installation in hard-soil conditions
- Enhances cost-efficiency and reduces operational complexity

CADELER

(1) Expected to contribute to approximately 8% of 2029 revenue

Legend: Revenue contribution 2025A | Base offering | Emerging growth segments | Key supporting segments

9

The industry's most advanced piling equipment

Long build times underline the importance of reliable access to mission critical equipment

Leading fleet of large hydraulic hammers

1 of 2 global providers capable of serving large-diameter monopile installations



M
M
M
M
M

Other	**3500S**	**4400S**	**6000W**
Smaller and mid-sized hydraulic hammers	*Proven large-foundation hammer*	*Established offshore wind workhorse*	*Next-generation flagship*
26 in the fleet	1 in the fleet 1 held for sale	3 in the fleet +1 in 2026 | +1 in 2027	*+1 in 2026 | +1 in 2028*
8 different hammer sizes	3,500kJ 310 tonnes 19.5 meters	4,400kJ 420 tonnes 23.0 meters	6,250kJ 700 tonnes 25.5 meters

Long lead time to secure mission critical equipment

Large hydraulic hammer manufacturing takes ~3 years from slot identification to operation

Slot identification	Forging slot and component production	Transport, assembly and commissioning	**~3 years** from slot identification to operational hydraulic hammer
1-3 months	**~27 months**	**6-12 months**	

Scarce forging capacity:
Most large forging slots are reserved for the nuclear industry, with only limited capacity available for hammer components

Capacity secured:
Menck has reserved ultra-large forging slots for additional large hammers not yet ordered

High technical complexity:
Up to 40,000 components and proprietary in-house integration capabilities

CADELER Source: Company information, Menck

10

Asset fleet allows for unmatched flexibility and risk remediation for clients

Illustrative flexibility and contingency scenarios during a foundation installation campaign

Planned campaign Vessel with its own hammer	**Guaranteed hammer availability for all Cadeler Foundation installation vessels**
Commercial optimization Small hammer switched with larger hammer	**Ability to switch between hammer sizes to optimize commercial value for clients**
Vessel breakdown Hammer moves to replacement vessel	**Ability to use fleet and switch hammer to a replacement vessel if needed**
Hammer breakdown Spare hammer mobilised	**Access to hammer spares and replacement hammer gives unmatched risk reduction for clients**
Speed up campaign Second vessel and hammer mobilised to speed up installation campaign	**Ability to use fleet size to optimize and speed up installation campaigns or catch up on delays by utilizing several vessels and hammers simultaneously**



Vessel 1
Hammer 1
Vessel 1
Smaller hammer
Larger hammer
Vessel 1
Vessel 2
Hammer 1
Vessel 1
Hammer 1
Spare hammer
Vessel 1
Hammer 1
Vessel 2
Hammer 2
Finish early
Disruption

CADELER 11

Menck standalone medium term objectives Revenue and EBITDA growth driven by the delivery of next-generation large hammers, reducing the fully delivered EV/EBITDA below 5x 12(1) Based on annual average GBPEUR exchange rates; (2) Based on GBPEUR of 1.1687; (3) Based on fully delivered fleet in 2029, compared to 2026; Source: Menck Medium term objectives (fully-delivered hydraulic hammer basis)2023-25 average1 2026E2 Total revenue (EURm) 113 133 >20% CAGR3, driven by delivery of the four new large hydraulic hammers on order Equipment rental revenue as % of total revenue 43% 50% >70% equipment rental revenue share, supported by shift in strategy from sale to rental of large hammers Contribution margin (equipment rental) 73% 74% >75% rental contribution margin, supported by shift toward larger, higher-margin hydraulic hammers EBITDA margin 28% 33% 50-55% EBITDA margin, driven by revenue growth, revenue mix and operating leverage Contribution margin 60% 63% >70% contribution margin, driven by higher rental revenue share Maintenance / growth capex per annum (EURm) 0.5 / 13 0.8 / 25 EUR 22m annual average capex in 2027–29E, primarily growth capex related to investments in new hydraulic hammers 2029 actual Difference Target 237 230 (2.8%) 20% 174 161 (7.3%) 70% 172 161 (6.3%) 70% 137 121 (11.5%) 75% 126 121 (3.6%) 52.5%